U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date:	January 21, 2014

NEWS RELEASE
Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683-8286 ex 224 rrandall@bmgmt.com	Investors Cameron Associates Inc. Kevin McGrath 1 (212) 245-4577 kevin@cameronassoc.com

MFC AGREES TO ACQUIRE THE FESIL GROUP

NEW YORK (January 17, 2014) …. MFC Industrial Ltd. (“MFC” or the “Company”) (NYSE: MIL) announced that it has entered into an agreement to acquire a 100% interest in the FESIL AS Group ("FESIL"), a vertically integrated supply-chain management company with a production facility in Norway, sales companies in Germany, Luxembourg, Spain, United States, India and China, and an interest in several quartz deposits in Spain. MFC will not acquire FESIL’s Mo Industripark AS shares.

Headquartered in Trondheim, Norway, FESIL is one of the leading producers of ferrosilicon, an essential alloy in the production of steel, stainless steel, and cast iron. FESIL's melting plant is located in Mo i Rana, and produces a range of ferrosilicon products including granulated and refined qualities (high and semi-high purity), which makes up the bulk of its production. Annual capacity of the plant’s two furnaces is approximately 80,000 MT of ferrosilicon and 23,000 MT of microsilica. The facility is certified according to ISO 9001 and ISO 14001 and complies with Norway’s strict environmental and operational requirements.

The purchase price of approximately 500 million Norwegian Krone (approximately US$82 million) is based on the net tangible equity asset value as of September 30, 2013, and will be adjusted to reflect the fair value of certain assets and the profit and loss over the period to final closing. In addition to the purchase price, MFC will pay a royalty based on tiered ferrosilicon production at the Mo i Rana facility for two years, expected to equal approximately 2.9% of ferrosilicon revenue per annum at full production.

The transaction is currently scheduled to complete in the first quarter of 2014 and is subject to customary conditions, including, without limitation, the approval of the competition authorities of Germany, Austria and Ukraine. Proforma financial information will be published by the Company after completion of the transaction in a Form 6-K or Form 20-F filing with the United States Securities and Exchange Commission pursuant to applicable disclosure requirements.

FESIL reported net revenues in 2012 of approximately 3.3 billion Norwegian Krone (approximately US$565 million) with its Production Segment representing just over 25% of net revenue. Approximately 60% of FESIL’s ferrosilicon production is sold directly through the Sales Segment to customers which include some of the world’s leading steelworks, aluminum/iron foundries and chemical groups. The sales offices also offer a number of complementary products including ferroalloys, metals, minerals, and specialty products.

Michael Smith, Chairman of MFC, commented: “We are very pleased to announce that this strategic acquisition will add geographic reach, a diverse product portfolio, an established brand name, a well-respected management team and excellent employees to our global commodity supply-chain platform. The complimentary addition of FESIL to the MFC Group adheres to our financial discipline and is not expected to have a material effect on our financial ratios or cause any dilution to our shareholders’ equity.

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We welcome all of FESIL’s customers, suppliers and employees to the MFC family and look forward to the future together.”

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities, including its integrated commodities operations, mineral and hydrocarbon interests, which focus on metals, energy, chemicals, plastics and wood products. MFC also provides logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties.

To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

Disclaimer for Forward-Looking Information

The preceding includes forward looking statements, including statements regarding the Company's ability to complete the transaction and the impact of the proposed acquisition on its business and operations and its ability to integrate the business and operations of FESIL, which involve known and unknown risks and uncertainties which may not prove to be accurate. Forward-looking statements are not based on historical fact and involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause the Company's actual results, revenues, performance or achievements to differ materially from expectations include, among other things: uncertainties as to the timing of the transaction and satisfaction of the conditions thereto, MFC's and FESIL's ability to obtain required consents and approvals in connection with the transactions, the acquired business may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, general business and economic conditions globally, commodities price volatility, industry trends, competition and other factors beyond the Company's control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the Company's Management's Discussion and Analysis for the nine months ended September 30, 2013, filed with the Canadian securities regulators and on the Form 6-K with the United States Securities and Exchange Commission, and its Annual Report on Form 20-F for the year ended December 31, 2012.

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